January 19, 2004

Dynamic Announces Successful Bid in Cypress/Chowade Area

DYNAMIC OIL & GAS, INC. (the “Company”) is pleased to announce that at the January 14, 2004 British Columbia land sale, the bids made by Dynamic and one of its two partners in the Cypress area were successful. The partners acquired four parcels in the area comprising a total 2,828 gross acres for a total expenditure of $4.6 million.

While the Company’s final ownership percentage of the acquired lands cannot be determined until its third partner in the Cypress area makes certain elections, the Company will ultimately own between 30% and 50% of the Cypress project. The Company will issue a further news release update when those elections are made.

Wayne Babcock, President & CEO, states, “We strongly believe in the potential for reserve development in N.E. British Columbia and this land acquisition reflects our continuing commitment to growth in the area."

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. The Company owns working interests in producing and early-stage exploration properties central Alberta, southwestern and northeastern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO OUR BEING ABLE TO ACHIEVE OUR TARGETED DECEMBER 2003 DAILY EXIT PRODUCTION RATE AND OUR BUDGETED 2003 CAPITAL AND EXPLORATION EXPENSE SPENDING PLANS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT ALL DRILLING PLANS FOR FISCAL 2003 MAY OR MAY NOT BE ACHIEVED, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com